

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Norman Snyder
Chief Executive Officer
REED'S, INC.
201 Merritt 7 Corporate Park
Norwalk, CT 06851

   Re: REED'S, INC.
     Form S-3 Filed April 5, 2021
     File No. 333-255025

Dear Mr. Snyder:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact SiSi Cheng at 202-551-5004 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Ruba QaShu, Esq.